UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May, 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenue Brigadeiro Luis Antonio, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 18, 2021.

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

May 18, 2021, at 8:30 am, held under the terms of art. 24, paragraph 4 of the Company's Bylaws.

Members in Attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Frederico Pinheiro Fleury Curado; and (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto.

Matters discussed and resolutions:

1.           Pursuant to the terms of art. 28, subheading “p”, item v, of the Company's Bylaws, the members of the Board of Directors approved the sale by their wholly-owned subsidiary Ipiranga Produtos de Petróleo S.A. of all the shares issued by Imifarma Produtos Cosméticos e Farmacêuticos S.A., pursuant to the proposal filed at the Company's headquarters.

2.          In view of the resolution cited above, the members of the Board of Directors determined to call an extraordinary general shareholders’ meeting of the Company for the purpose of exercising the preemptive rights, in compliance with article 253 of the Brazilian Corporate Law.

3.            The Company's Executive Officers are authorized to perform all acts and to execute all documents related to the conclusion of the negotiations, as well as the conclusion and accomplishment of this sale.

Notes: The resolutions were approved, with no amendments or qualifications, by all the Board Members.

There being no further matters to discuss, the meeting was concluded and these minutes were written, read, passed, and signed by all Directors present.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Teixeira de Assumpção Saigh

Ana Paula Vitali Janes Vescovi

Flávia Buarque de Almeida

Jorge Marques de Toledo Camargo

José Galló

José Luiz Alquéres

José Mauricio Pereira Coelho

Marcos Marinho Lutz

Otávio Lopes Castello Branco Neto

André Brickmann Areno – Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 18, 2021)